JAMES S STAFFORD

James Stafford, Inc.*

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

* Incorporated professional, James Stafford, Inc.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation of our report dated 22 June 2009, with respect to the consolidated balance sheets of Pacific North West Capital Corp. (the “Company”) as at 30 April 2009 and 2008, and the related consolidated statements of loss, comprehensive loss and deficit, cash flows and changes in shareholders’ equity for the years ended 30 April 2009, 2008 and 2007 in the Form 20-F of the Company dated 28 July 2009.

/s/ James Stafford

Vancouver, Canada

Chartered Accountants

28 July 2009